May 19, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549
Attn:  Michael R. Clampitt, Senior Attorney

Re:	Republic First Bancorp, Inc.
Form S-1 filed April 23, 2010 (File No. 333-166286)

Dear Mr. Clampitt:

Republic First Bancorp, Inc., a Pennsylvania corporation (the “Company”), transmitted today via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 to our Registration Statement on Form S-1 (“Amendment No. 1”), marked to show changes from the Registration Statement on Form S-1 filed with the Commission on April 23, 2010 (the “Form S-1” and, collectively with Amendment No. 1 along with any other amendments to Form S-1, the “Registration Statement”).  We have received the letter of comments from the Commission’s Division of Corporation Finance (the “Staff”) dated May 12, 2010 (the “Staff Comment Letter”) related to the Form S-1.

Set forth below are our responses to the Staff Comment Letter, including the Staff’s requests for supplemental information, numbered to correspond with the numbering of the Staff’s comments in the Staff Comment Letter.  In order to facilitate the Staff’s review, we have recited the comments in bold and followed each comment with our response.

Form S-1 filed April 23, 2010

General

1.
We note that you do not currently have a sufficient number of common shares authorized to complete the offering.  We also note that at your 2010 annual meeting of shareholders, scheduled to be held May 11, 2010, you are submitting to shareholders a proposal to amend your articles of incorporation to increase the number of authorized shares of common stock to 50,000,000.  Please note that the effectiveness of the registration statement cannot be accelerated until there are sufficient authorized shares of common stock to complete the offering.

The Company’s 2010 annual meeting of shareholders (the “Annual Meeting”) was held on May 11, 2010.  At the Annual Meeting, the Company’s shareholders approved an amendment to the Company’s articles of incorporation (“Articles of Incorporation”) to increase the number of authorized shares of the Company’s common stock from 20,000,000 shares to 50,000,000 shares.  Following the Annual Meeting on May 11, 2010, the Company’s board of directors voted to amend and restate the Articles of Incorporation to reflect, among other things, the increased number of authorized shares of the Company’s common stock (the “Amended and Restated Articles”).  The results of the Annual Meeting and the Amended and Restated Articles have been disclosed in, and included with, the Company’s Current Report on Form 8-K, filed with the Commission on May 13, 2010 (“May Form 8-K”).  Amendment No.1 includes the Amended and Restated Articles as an exhibit to the Registration Statement by incorporation by reference to the May Form 8-K.

2.
Please provide us with any materials that have been sent or will be sent to potential purchasers in the directed share subscription program.  Also, please tell us when these materials were first sent, or will be sent, to potential purchasers.  Please also explain to us the procedures to be followed in making the directed share offering.

The Company has decided to not undertake a directed share subscription program as part of the offering of its Common Stock represented by the Registration Statement (the “Offering”).  No materials have been prepared or distributed in connection with the program described in the Form S-1 and all references to such program have been removed in Amendment No. 1.  Any participation in the Offering by officers, directors or other insiders or affiliates of the Company will be by the same means and pursuant to the same documents provided to the general public in the Offering.

The underwriters, however, have agreed to reduced underwriting discounts and commissions for any shares sold to specified officers, directors and holders of the Company’s securities.

3.
With respect to the directed share subscription program, please disclose the total number of shares to be offered in the program.  Please also disclose whether more than 5 percent of the shares will be directed to any one person or entity.  Please also describe any increase in control that may result from the directed share offering.

As discussed above, the Company has decided to not undertake a directed share subscription program as part of the Offering.

4.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

Amendment No. 1 includes updates to financial information in accordance with the requirements of Rule 3-12 of Regulation S-X.

5.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation.

FINRA has not yet issued a letter indicating that it has no objections to the underwriters’ compensation.  Upon issuance of such a letter, the Company will provide a copy of the letter to the Staff.

Prospectus Cover Page

6.
Please revise to disclose the number of shares being offered in the public offering.  This information must be disclosed prior to acceleration of effectiveness of the registration statement.  Revise the remainder of the prospectus accordingly.

The Company will revise the prospectus to disclose the number of shares being offered in the Offering prior to our requesting acceleration of the effectiveness of the Registration Statement.

Risk Factors

We are subject to credit risk…, page 8

7.	Please revise the narrative to disclose the following as of December 31, 2009 and March 31, 2010:

a.	non-performing assets,

b.	allowance for loan losses, and

c.	30-day delinquencies.

Amendment No. 1 updates the Form S-1 to include the requested disclosures.

Exhibits

8.	Please file the underwriting agreement as an exhibit to your next amendment or tell us when you plan to file it.

The terms of the underwriting agreement have not yet come to rest.  Once the underwriting agreement has been finalized, the Company will file a pre-effective amendment to include the underwriting agreement as an exhibit to the Registration Statement.

9.	Once there are sufficient authorized shares to complete the offering, please file the legality opinion. Please note that we may have comments after reviewing this document.

The legality opinion will be filed with the same pre-effective amendment that includes the underwriting agreement, referenced above.

We appreciate any assistance and all cooperation, and look forward to hearing from you.  Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (215-735-4422, hmadonna@frbkonline.com) or our outside counsel, Donald Readlinger, of Pepper Hamilton LLP (609-951-4164, readlingerd@pepperlaw.com).

Very truly yours,

/s/ Harry D. Madonna
Harry D. Madonna
Chairman, President and Chief Executive Officer

CC:	Barry M. Abelson, Esq., Pepper Hamilton LLP
Donald R. Readlinger, Esq., Pepper Hamilton LLP